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                                   FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                           REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December 2002

                         KERZNER INTERNATIONAL LIMITED
                (Translation of registrant's name into English)

                  Coral Towers, Paradise Island, The Bahamas
                   (address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F:   X                        Form 40-F:

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes:                                  No:   X

          If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b):


          This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

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                                  SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Kerzner International Limited

                                        By:  /s/ John R. Allison
                                             ---------------------------------
                                             Name:  John R. Allison
                                             Title: Chief Financial Officer

Date: December 13, 2002


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                                 EXHIBIT LIST

Exhibit No.         Description
-----------         -----------

   99.1             Press Release dated December 13, 2002 Kerzner
                    International Announces Pricing of 2,000,000 Ordinary Shares Owned by Kersaf